T3/11

03013578

[...]TES
[...]NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Jorie Boulevard
(No. and Street)

Oak Brook (City) Illinois (State) 60522-9006 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH, D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane L. Routson (630) 990-1000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Diane L. Routson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MTL Equity Products, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M STONE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 01-07-07

Signature

VICE PRESIDENT

Title

Donna M Stone

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MTL Equity Products, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying statement of financial condition of MTL Equity Products, Inc. (a wholly owned subsidiary of MTL Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 7, 2003

Ernst + Young LLP

0302-0390399

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$1,039,452
Receivables	52,705
Broker deposit	25,000
Investment – Common stock *(Note 1)*	15,000
Income taxes recoverable	27,677
Property and equipment *(Note 1)*	43,632
	$1,203,466
Liabilities and stockholder's equity	
Due to MTL Insurance Company *(Note 4)*	$ 844,874
Accounts payable	72,892
	917,766
Stockholder's equity:	
Common stock, $1 par value:	
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)	360
Additional paid-in capital	359,640
Accumulated deficit	(74,300)
	285,700
	$1,203,466

See accompanying notes to financial statements.

0302-0390399

MTL Equity Products, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues	
Commissions:	
Mutual fund sales	$1,566,314
Variable annuity and variable life sales	1,120,684
Securities sales	130,153
Other income	49,421
	2,866,572
Expenses	
Commissions	2,334,090
Administrative charges from MTL Insurance Company *(Note 4)*	150,000
Unrealized loss on investment	3,900
Other general and administrative expenses	734,138
	3,222,128
Loss before income tax benefit	(355,556)
Income tax benefit	121,233
Net loss	$ (234,323)

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balance at January 1, 2002	$360	$359,640	$160,023	$520,023
Net loss	–	–	(234,323)	(234,323)
Balance at December 31, 2002	$360	$359,640	$ (74,300)	$285,700

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (234,323)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	10,163
Increase in receivables	(27,745)
Increase in due to MTL Insurance Company	844,874
Increase in accounts payable	48,213
Unrealized loss on investment	3,900
Decrease in income taxes recoverable	23,228
Net cash provided by operating activities	668,310
Cash flows from investing activities	
Purchase of equipment	(17,050)
Net cash used in investing activities	(17,050)
Net increase in cash	651,260
Cash at beginning of year	388,192
Cash at end of year	$1,039,452

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 74% of total mutual fund sales placed with the American Funds, Putnam Funds, Franklin Templeton Distributors, Oppenheimer Funds, and AIM Funds groups, and 58% of total variable annuities placed with Golden American Life Insurance Company, Pacific Life Insurance Company, Mass Mutual Investment Company, U.S. Allianz Annuities Company, and ITT Hartford Annuities Company during the year ended December 31, 2002. Approximately 64% of the Company's 2002 business was sold in Michigan and Illinois. Additionally, four registered representatives produced 22% of the total business in 2002.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment

The Company's property and equipment are reported at cost, less accumulated depreciation of $10,163, with depreciation recorded on a straight-line basis over three years for vehicles and five years for database software. The depreciation period for each class of assets is based on its estimated useful life.

Commissions

Commissions for the sale of mutual funds and variable annuities are recorded when earned by the Company. Commissions for the sale of securities are recorded on a trade-date basis as securities transactions occur.

1. Nature of Operations and Significant Accounting Policies (continued)

Investments

The Company owns NASDAQ common stock purchased through a private offering. The common stock is carried at fair value and is determined using independent pricing sources. Unrealized gains or losses are credited or charged to income.

2. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state tax benefits have been provided for in these financial statements on a separate entity basis at the effective rate of the Company.

There are no deferred tax assets or liabilities.

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of $6^2/_3$% of aggregate indebtedness, as defined, or $25,000. At December 31, 2002, the Company had net capital of $207,953, exceeding the requirements by $146,769. At December 31, 2002, the ratio of aggregate indebtedness to net capital was 4.41 to 1. The net capital rules may effectively restrict the payment of future cash dividends.

4. Related Party Transactions

The Company reimburses MTL Insurance Company, another subsidiary of the Company's parent, for certain expenses incurred by MTL Insurance Company on behalf of the Company. In 2002, these reimbursements totaled $150,000. Additionally, at December 31, 2002, the Company had $844,874 due to MTL Insurance Company for net payments made by MTL Insurance Company on behalf of the Company.

Supplemental Information

MTL Equity Products, Inc.

Schedule I

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness	
Total liabilities	$917,766
Net capital	
Stockholder's equity	$285,700
Less: Nonallowable assets:	
Income taxes recoverable	27,677
Nonallowable receivables	4,188
Haircuts on common stock	2,250
Property and equipment, net	43,632
Total nonallowable assets	(77,747)
Net capital	$207,953
Capital requirements	
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 61,184
Net capital in excess of requirement	146,769
Net capital as above	$207,953
Ratio of aggregate indebtedness to net capital	4.41 to 1

There are no material differences between the net capital computation included above and the Company's unaudited Focus Part II filing as of December 31, 2002.

0302-0390399

MTL Equity Products, Inc.

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Making the recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which

the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in condition, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2003